Exhibit 99.10

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Anthea PITT

Tel.: + 44 207 719 79 24

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 44 207 719 79 21

TOTAL S.A.

Share Capital €6 135 008 980 Registered in Nanterre

RCS 542 051 180

total.com

Total Energy Ventures Invests in Two Distributed

Solar Energy Start-Ups

Paris, February 2, 2016 - Total Energy Ventures (TEV), the venture capital fund of French energy company Total that invests in start-ups, acquired an interest in Off Grid Electric and Powerhive. Both companies offer solar solutions for use in rural areas that are off-grid or have limited access to the grid in emerging markets, especially in Africa.

Based in Arusha, Tanzania, and San Francisco, California, Off Grid Electric develops and markets distributed solar home systems and battery storage to power LED lights, mobile phone chargers and, optionally, small electronic appliances. The company provides light to more than 10,000 new customers each month. Off Grid Electric anticipates reaching 1 million people in Tanzania by 2017 and also plans to expand into other countries in the region.

Based in San Francisco, California, Powerhive develops and operates solar microgrids with battery storage and local distribution. The company supplies electricity to several hundred homes and businesses in off-grid rural communities. In 2015, it announced the launch of its first commercial-scale project for roughly 100 microgrids to supply 90,000 households in western Kenya.

Solar energy gives customers access to flexible, clean energy at affordable prices. Solar systems and microgrids are important components in sustainable distributed energy infrastructure and help drive economic development in rural regions. The solutions marketed by Off Grid Electric and Powerhive are based on mobile money payment.

“Off Grid Electric and Powerhive’s systems combine solar power, energy storage and digital customer relationship management, paving the way for distributed energy management models,” comments Patrick Pouyanné, Chairman and Chief Executive Officer of Total. “Their systems are expected to speed up electrification in Africa and could be as much a game changer as mobile phones were in their field. Off Grid Electric recently won the Zayed Future Energy Prize in recognition of its efficient, apposite solutions.”

About Total Energy Ventures

Total Energy Ventures is Total’s venture capital fund for investing in start-ups to drive innovation. Its investments support the development of innovative businesses in areas such as renewable and alternative energies, oil and gas, energy efficiency, energy storage, waste recycling, greenhouse gas reduction, digital energy and sustainable transportation.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Anthea PITT

Tel.: + 44 207 719 79 24

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 44 207 719 79 21

TOTAL S.A.

Share Capital €6 135 008 980 Registered in Nanterre

RCS 542 051 180

total.com

* * * * *

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.